SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549



SCHEDULE 13D


AMENDMENT NO. 2


Under the Securities Exchange Act of 1934


U.S. HOMECARE CORPORATION
(Name of issuer)


COMMON STOCK
(Title of class of securities)


911819100
(CUSIP number)

Don A. Sanders, 3100 Chase Tower
Houston, Texas  77002 (713) 224-3100
(Name, address and telephone number of person authorized to receive notices and communications)


March 13, 1998
(Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
schedule 13D, and is filing this schedule because of Rule 13d-1
(b) (3) or (4), check the following box.


Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person:
(1) has a previous statement on file reporting beneficial ownership or more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

SCHEDULE 13D

CUSIP No. 911819100

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OR ABOVE PERSON

          DON A. SANDERS

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a) (
    (b) (

3 SEC USE ONLY

4 SOURCE OF FUNDS*

          PF, 00

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)   (

6 CITIZENSHIP OR PLACE OF ORGANIZATION

          USA

                         7     SOLE VOTING POWER
NUMBER OF                          1,243,007
SHARES                   8     SHARED VOTING POWER
BENEFICIALLY
OWNED BY                 9     SOLE DISPOSITIVE POWER
EACH REPORTING                     1,243,007
PERSON WITH              10    SHARED DISPOSITIVE POWER
                                   393,649


11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,636,656

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           16.08%

14 TYPE OF REPORTING PERSON*

           IN

Item 1.     Security and Issuer

The class of equity securities to which this statement relates is the common stock (the "Common Stock") of U.S. HomeCare
Corporation, whose principal executive office is located at Two
Hartford Square West, Suite 300, Hartford CT  06106.

Item 2.     Identity and Background

This statement is filed on behalf of Dan A. Sanders, a U.S. Citizen ("Sanders" or "Reporting Person"), whose business address is 3100 Chase Tower, Houston, Texas 77002. Sanders currently serves as the Chairman of the Executive Committee of Sanders Morris Mundy, Inc., an investment banking firm, whose address is 3100 Chase Tower, Houston, Texas 77002.

Sanders has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has Sanders, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration

The funds used or to be used in making purchases of the Issuer's
Common Stock are personal funds of Sanders.

In the case of the Client Shares (as defined) and Spouse's shares (as defined), the Reporting Person uses funds in the applicable Client's (as defined) and Spouse's brokerage account at Sanders Morris Mundy Inc. ("SMM"); however, the Reporting person has directed the Clients' and Spouse's accounts to purchase Common Stock from time to time through margin accounts by margining marginable securities in such accounts. The Reporting person may direct some or all of the Clients' and Spouse's accounts to acquire additional Common Stock; some or all of such purchases may be purchased through margin accounts or borrowings, to the extent legally permitted.

Item 4.   Purpose of Transaction

The securities of the Issuer were acquired by the Reporting Person and his Spouse ("Spouse") in open market transactions and privately negotiated transactions and for the Clients for investment purposes only. Sanders currently intends to review continuously his equity interest in the Issuer and may or may not seek involvement in the Issuer's affairs. Depending upon his evaluation of the Issuer's business and prospects and upon future developments, Sanders, or other entities that may be deemed to be affiliates of Sanders, may from time to time purchase additional securities of the Issuer, dispose of all or a portion of the securities held by such person, or cease buying or selling shares. Any such additional purchases of the securities may be in open market or privately negotiated transactions or otherwise.

Except as described in this Item 4, the Reporting Person has no present plans or proposals which relate or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, (ii) an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (iv) any change in the present board of directors or management of the Issuer,
(v) any material change to the present capitalization or dividend policy of the Issuer, (vi) any other material change in the Issuer's business or corporate structure, (vii) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered securities association, (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to
Section 12 (g) (4) of the Securities Exchange Act of 1934, as amended, or (x) any actions similar to any of those enumerated above.

Item 5.    Interest in Securities of the Issuer

The Reporting Person directly owns 637,252 shares of Issuer's Common Stock; 27,729 shares of the Issuer's $35.00 6% Convertible Preferred Stock that are convertible into 603,254 shares of Issuer's Common Stock and 2501 Warrants to purchase 2501 shares of the Issuer's Common Stock. The Reporting Person has the shared power to dispose of or direct the disposition of 49,861 shares of Issuer's Common Stock and 13,750 shares of the Issuer's $35.00 6% Convertible Preferred Stock that is convertible into 299,136 shares of the Issuer's Common Stock (the "Client Shares") of certain of the Reporting Person's clients (the "Clients") from whom the Reporting Person has been granted the right to dispose of or direct the disposition of the Client's shares. The Reporting Person's Spouse directly owns 22,897 shares of the Issuer's Common Stock, and 1000 shares of the Issuer's $35.00 6% Convertible Preferred Stock that is convertible into 21,755 shares of the Issuer's Common Stock ("Spousal Shares"). The Client Shares together with the Reporting Person's shares and the Spousal Shares represent an aggregate total of 1,636,656 shares or 16.08% of the Common Stock.

The Reporting Person has the sole power to vote or to direct the vote, and to dispose of or to direct the disposition of the Reporting Person Shares and the shared power to dispose of or to direct the disposition of the Client Shares.

The Reporting Person claims no beneficial ownership of dispositive powers with regard to the Spousal Shares.

The following table lists all of the Reporting Person's transactions involving Common Stock during the last 70 days.
There have been no Spousal or Client transactions in the last 70 days.

DATE               NUMBER OF SHARES       PRICE PER SHARE

1/5/98             118,000                .942
1/6/98             100,000                .885
1/23/98            50,000                 .755
1/27/98            25,000                 .880
2/2/98             25,000                 .755
2/11/98            50,000                 .505
3/3/98             75,000                 .52
3/10/98            25,000                 .455
3/13/98            30,000                 .457

The Reporting Person has the right to receive or the power to direct receipt of dividends from, or the proceeds from the sale of all the Reporting Person's shares, while the applicable Client has the right to receive or the power to direct receipt of dividends from, or the proceeds from the sale of the applicable Client shares.

The Spouse has the right to receive or the power to direct receipt of dividends from, or the proceeds from the sale of all the Spousal shares of Common Stock.

(e) n/a

Item 6.    Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer

SMM, the Reporting Person's employer, maintains discretionary accounts on behalf of its clients, including the Clients. Under the agreements governing such accounts, the client grants to an account executive such as the Reporting Person, a power of attorney to sell or purchase securities on such client's behalf in such accounts. The Reporting Person has been designated as the sole attorney-in-fact for Clients accounts holding the Clients shares. To effect trades for discretionary accounts, SMM acts as introducing and executing broker to Broadcort Capital Corp ("BCC") which acts as clearing broker. BCC also acts as custodian of shares maintained in discretionary accounts, such as the Client's accounts. The form of the contract between BCC and each discretionary account customer covering maintenance and the terms of customer margin accounts is attached as Exhibit A. Such arrangements are made on terms that are customary in the brokerage industry. The related form of Power of Attorney for client accounts is attached as Exhibit B.

The Reporting person may have from time to time purchased or directed the purchase of Common Stock in margin accounts using borrowings that are available because of maintenance in the applicable account of marginable securities.

Except as described above, the Reporter Person has no contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint venture.

In accordance with Section 240.13d-7, the Reporting Person expressly declares that the filing of this Schedule shall not be construed as an admission that he is, for the purposes of Section 13(d) or Section 13(g) the Securities Exchange Act of 1934, as amended, the beneficial owner of any Common Stock other than the Reporting Person Shares.

Item 7.    Material to be Filed as Exhibits

        Exhibit      Title

           A         Form of Margin Account Agreement
           B         Form of Power of Attorney

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this filing is true, correct and complete.

Dated March 18, 1998



     /s/ Don A. Sanders